UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number 001-42015

Solaris Resources Inc.

(Translation of registrant’s name into English)

Neuhofstrasse 5A Baar
Switzerland 6340

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐ Form 40-F ☒

Incorporation by Reference

Exhibits 99.1 and 99.2 to this Form 6-K of Solaris Resources Corp. (the “Company”) is hereby incorporated by reference as an exhibit to the Registration Statements on Form F-10 (File No. 333-280241) and Form S-8 (File No. 333-283247) of the Company, as amended or supplemented.

The following documents are being submitted herewith:

Exhibit	Description
99.1	Condensed Consolidated Interim Financial Statements of Solaris Resources Inc. for the three months ended March 31, 2025
99.2	Management’s Discussion and Analysis of Solaris Resources Inc. for the three months ended March 31, 2025
99.3	Certification of Interim Filings Full Certificate of Solaris Resources Inc. in connection with filing of interim financial statements and interim MD&A by CEO dated May 14, 2025
99.4	Certification of Interim Filings Full Certificate of Solaris Resources Inc. in connection with filing of interim financial statements and interim MD&A by CFO dated May 14, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Solaris Resources Inc.
(Registrant)

Date: May 15, 2025	By:	/s/ Richard Hughes
	Name:	Richard Hughes
	Title:	Chief Financial Officer and Secretary

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